Exhibit 12.1

Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30,
	2013
Earnings available for fixed charges, as defined:
Net loss attributable to Ameren Energy Generating Company	$(156,787)
Net loss attributable to noncontrolling interest	(242)
Tax benefit based on net loss	(102,708)
Fixed charges excluding capitalized interest(a)	31,507
Amortization of capitalized interest	1,497
Earnings available for fixed charges, as defined	$(226,733)
Fixed charges, as defined:
Interest expense on short-term and long-term debt(a)	$30,718
Capitalized interest	13,956
Estimated interest cost within rental expense	253
Amortization of net debt premium, discount, and expenses	536
Total fixed charges, as defined	$45,463
Consolidated ratio of earnings to fixed charges	—	(b)

(a)	Includes interest expense related to uncertain tax positions.

(b)
Earnings were inadequate to cover fixed charges by $272 million for the nine months ended September 30, 2013. During the first nine months of 2013, we recorded asset impairment charges of $197 million to reduce the carrying value of the Elgin, Gibson City, and Grand Tower energy centers to their estimated fair value. See Note 2 - Assets Held for Sale under Part I, Item 1, of this Form 10-Q for additional information.